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Nicholas A. Kronfeld

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 701 5950 fax nicholas.kronfeld@davispolk.com

July 30, 2010

Mr. Eric Envall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re: Banco Santander (Brasil), S.A. Amendment No. 1 to Registration Statement on Form F-1 Filed July 9, 2010 File No. 333-164866

Dear Mr. Envall:

I am writing on behalf of Banco Santander (Brasil), S.A. (the “Company”), to respond to the comment set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated July 19, 2010 relating to the above-referenced Registration Statement (the “Registration Statement”).

We have reproduced below in italics the Staff’s comment as it was set forth in your letter, and have provided the Company’s response immediately below the comment.

Amendment No.1 to Form F-1 filed July 9, 2010
Principal and Selling Shareholders, page 219

1. We note that you are seeking to register 190,000,000 units where one unit will consist of 55 common shares and 50 preferred shares.  Please tell us why and how you are seeking to register that many units when your selling shareholder owned 21,794,100 ADSs and each ADS represents one unit.

Response:

The Company is seeking to register more units than are currently owned by the selling shareholder because it wishes to enable the selling shareholder to sell under the registration statement ADSs that the selling shareholder acquires on the secondary market after the effective date of the registration statement.  As disclosed in the registration statement, the selling shareholder has acquired the ADSs currently owned by it on the secondary market subsequent to the Company’s initial public offering in October 2009 and may acquire further ADSs on the secondary market.  We have been informed by the selling shareholder that all such acquisitions have been and will be made in compliance with Rule 10b-18.

The number of units proposed to be registered is intended to be sufficient to allow for the resale over an extended period of ADSs that the selling shareholder may acquire in the secondary market during that period.  However, the Company expects to file a registration statement on Form F-3/ASR following the one-year anniversary of its initial public offering on October 6, 2010 for the purpose of registering an unspecified number of units for resale by the selling shareholder.  That registration statement would replace the current resale shelf registration statement on Form F-1 and the unused portion of the registration fee would be applied to the new registration statement.

The Company is seeking to register the units on Form F-1 for offering on a continuous or delayed basis by the selling shareholder pursuant to Rule 415(a)(1)(i).  We are not aware of any prohibition on the registration for resale of more securities than are owned by the selling shareholder on the date of effectiveness of the registration statement and, for that reason, believe that the Company may register the proposed number of units notwithstanding the selling shareholder’s current’s ownership of units in the form of ADSs being substantially less than the number of units to be registered.  In addition, we are not aware of any policy consideration that would suggest that the registration statement should not be made effective under these circumstances.  In the case of the registration of an indeterminate number of securities in connection with market making activities by an affiliate, the staff has permitted the registration for resale of shares not owned by the selling shareholder at the time of effectiveness.  See, for example, the registration statement on Form S-1 of Education Management LLC, http://sec.gov/Archives/edgar/data/1375890/000119312507007057/ds1.htm.

The selling shareholder in the registration statement under review would not be engaged in market making activities and so may not register an indeterminate number of units on Form F-1, but this transaction and those contemplated in market making registration statements are similar insofar as they both involve the registration of securities that the selling shareholder expects to acquire on the secondary market subsequent to the effective date of the registration statement.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4950.

Sincerely, /s/ Nicholas A. Kronfeld Nicholas A. Kronfeld

cc:  Marco Antonio Martins De Araujo, Banco Santander (Brasil), S.A.